

December 31, 2012

Via Email
Mr. Robert Bondurant
Chief Financial Officer
Martin Midstream GP LLC
The General Partner of Martin Midstream Partners LP
4200 Stone Road
Kilgore, Texas 75662

>    **Re:    Martin Midstream Partners LP**
>    **Form 10-K for Fiscal Year Ended**
>    **December 31, 2011**
>    **Filed March 5, 2012**
>    **File No. 000-50056**

Dear Mr. Bondurant:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Notes to Consolidated Financial Statements

Note 2 – Significant Accounting Policies

(b)  Product Exchanges, page 84

1. We note your disclosure of NGL and sulfur product exchanges with third parties recorded at either quoted market prices or lower of cost or market on a gross basis within revenues and costs of products sold.  Please explain how your accounting for these transactions is consistent with the guidance of ASC 845-10-30.  To further our understanding, in your response, please describe the material terms of your product exchange transactions and

identify the amounts recorded in the financial statements as of December 31, 2011 and September 30, 2012 and for the year ended December 31, 2011 and for the three and nine month periods ending September 30, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Svitlana Sweat, Staff Accountant, at 202-551-3326, or Shannon Buskirk, Staff Accountant, at 202-551-3717, if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3311 with any other questions.

Sincerely,

/s/ Ethan Horowitz

Ethan Horowitz
Branch Chief